KOFF, CORN & BERGER, P.C.
                                ATTORNEYS AT LAW
DOUGLAS B. KOFF            303 EAST SEVENTEENTH AVENUE                 TELEPHONE
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                           DENVER, COLORADO 80203-1262
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                               September 28, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549
Attn: Andrew Schoeffler

     Re: OraLabs Holding Corp.; File No. 000-23039; Preliminary Proxy Statement on Schedule 14A and Schedule 13E-3
          SEC Comment Letter dated September 18, 2006
          Our File No. 5671.039

Dear Mr. Schoeffler:

     In connection with the comment letter (the "Comment Letter") from the Staff of the Commission, dated September 18, 2006, relating to the above-referenced filings by OraLabs Holding Corp. ("OraLabs"), we respectfully submit this partial response thereto with respect to the Staff's comments on the Schedule 13E-3 filed on behalf of OraLabs and Mr. Gary Schlatter. Such comments are not confined to those numbered 1 though 6 under the heading "Schedule 13E-3" in the Comment Letter, but are also included under the heading "Preliminary Proxy Statement on Schedule 14A" either directly or by implication.

     Since receipt of the Comment Letter, we have discussed with you on September 22 and 25, 2006, our considered position that the transactions with Partner Success Holdings Limited ("PSHL"), as described in OraLabs' Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy"), do not currently constitute a "going private transaction" and that, as a result, OraLabs and Mr. Schlatter intend to withdraw the Schedule 13E-3 by amendment thereto. OraLabs and Mr. Schlatter contend that the contemplated transactions do not have the purpose or reasonable likelihood of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Rule 13e-3(a)(3)(ii) provides as follows:

     "(ii) The effects referred to in paragraph (a)(3) of this section are:

     (A) Causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to be held of record by less than 300 persons; or

     (B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association."

     Discussion.
     ----------

     Adequate Record Holders.
     ------------------------
     The common stock of OraLabs (the "Common Stock") is subject to Section 12(g) of the Act. However, OraLabs has no reason to believe that the transactions described in its Preliminary Proxy will, when consummated, cause the Common Stock to be held of record by less than 300 persons. In fact, OraLabs is informed by its transfer agent that, as of September 6, 2006, its Common Stock is held of record by approximately 736 round lot holders. Therefore, subpart (A) of Rule 13e-3(a)(3)(ii) is not implicated by the instant transaction.

Andrew Schoeffler
September 27, 2006
Page 2


     Listing on NASDAQ Capital Market.
     ---------------------------------
     Statements in the Preliminary Proxy make clear that the parties intend that the current listing of the Common Stock on the NASDAQ Capital Market be continued without interruption upon closing of the contemplated transactions. On the third page of the Summary Term Sheet, it is stated that

     "Under NASDAQ rules, in order to maintain the listing upon completion of the Closing, the Surviving Corporation, China Precision Steel, Inc., must meet the more strict listing requirements for a company applying to NASDAQ for a new listing rather than the less strict requirements for a continued listing. PSHL believes that upon completion of the Closing, the Surviving
     Corporation will meet all of the requirements for a new listing.... PSHL intends to submit a listing application to the NASDAQ Capital Market shortly after this Proxy Statement is filed."

     This was reiterated in the section entitled "Recommendation of the Special Committee and Board of Directors; Fairness of the Proposed Transactions" as follows: "As part of its consideration, the Special Committee recognized the possibility that the shares of the Surviving Corporation would be delisted from the NASDAQ Capital Market, although PSHL believes that it will qualify for a continued listing." A similar statement is repeated in the section of the Preliminary Proxy entitled "NASDAQ Listing".

     On September 12, 2006, PSHL filed its Listing Application with The NASDAQ Stock Market LLC for the listing of the Common Stock (on behalf of the Surviving Corporation, as defined in the Preliminary Proxy) on the Capital Market . OraLabs has been advised by PSHL that it believes that it meets all of the objective criteria necessary to meet the new listing application as set forth in NASDAQ's rules applicable to new listings, and, as stated in the Preliminary Proxy, PSHL believes that it will satisfy all conditions to continued listing of the Common Stock in accordance with its Listing Application. PSHL, through its counsel, Schlueter & Associates, P.C., has received to date no indication, express or implied, from NASDAQ that it fails to meet the objective listing criteria for the Capital Market.

     At the time that the Preliminary Proxy was filed on August 21, 2006, OraLabs and Mr. Schlatter did not have information about the number of round lot holders of the Common Stock, which is relevant to a new listing application. In addition, at that time the trading price of the Common Stock had been in the low to mid $3.00 range, below the $4.00 minimum bid price required for new listings. If the price remained at that level, it was unclear whether the Surviving Corporation would be able to satisfy the minimum bid price criterion for a new listing.

     In light of these uncertainties, OraLabs and Mr. Schlatter chose to file the Schedule 13E-3, but included in the Introduction of the Schedule an express disclaimer as follows:

     "This Schedule 13E-3 is being filed by the Filing Persons even though each Filing Person expressly disclaims any obligation to file this Schedule 13E-3 and the filing of this Schedule 13E-3 should not be construed as an admission that the transactions contemplated by the Exchange Agreement are a Rule 13e-3 Transaction for which a Rule 13e-3 Transaction Statement is required to be filed."

     Subsequent to the filing of the Preliminary Proxy, OraLabs received confirmation from its transfer agent that there exist sufficient round lot holders, as noted above, to support the new listing application by PSHL. In addition, subsequent to the filing of the Preliminary Proxy on August 21, 2006, the share price for the Common Stock on the NASDAQ Capital Market has stabilized at a level above the $4.00 minimum bid price required by NASDAQ in connection with a new listing. On September 26, 2006, the Common Stock was trading in the range of $5.76 to $6.15 per share.

Andrew Schoeffler
September 27, 2006
Page 3




     Conclusion.
     ----------

     Neither of the effects contemplated by Rule 13e-3(a)(3)(ii) are implicated by the contemplated transactions as described in the Preliminary Proxy. OraLabs has, and the Surviving Corporation upon consummation of the transactions will have, records holders in excess of 300 persons. Further, at this time neither OraLabs Holding Corp., Mr. Schlatter, nor PSHL has any reason to believe that there is a reasonable likelihood that the closing of the transactions will cause the Common Stock to be delisted from the NASDAQ Capital Market.

     Consequently, OraLabs respectfully submits that the transactions described in the Proxy Statement do not constitute a Rule 13e-3 transaction that requires the filing of a Schedule 13E-3. OraLabs and Mr. Schlatter propose to file an amendment to the Schedule 13E-3 that withdraws that filing. In conjunction therewith, in submitting its full response to the Staff's Comment Letter, comments contained therein that are based upon the existence of a Schedule 13E-3 filing or the existence of a going private transaction will be deemed not applicable and so noted.

     Please contact me if you require any additional information or have any questions regarding the contents of this letter.

                                               Very truly yours,

                                               KOFF, CORN & BERGER, P.C.

                                               /s/ Douglas B. Koff
                                               -------------------
                                               Douglas B. Koff

DBK/gm

cc:  Henry F. Schlueter, Esq., Schlueter & Associates P.C.
     Barbara A. Jones, Esq., Kirkpatrick & Lockhart Nicholson Graham LLP OraLabs Holding Corp.
     Gary H. Schlatter